Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021)	December 15, 2023

OFS Credit Company, Inc.
$130,000,000
Common Stock
This prospectus supplement supplements the prospectus dated June 7, 2021, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, and Amendment No. 5 thereto, dated August 15, 2023, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to December 14, 2023, we sold a total of 6,822,650 shares of common stock at a weighted average price of $10.59 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $71.3 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

November 2023 Financial Update
On December 15, 2023, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of November 30, 2023 is between $7.58 and $7.68. This estimate is not a comprehensive statement of our financial condition or results for the month ended November 30, 2023. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending January 31, 2024, which will be reported in our monthly report on Form N-PORT.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after November 30, 2023 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by rising interest rates and elevated inflation rates, the ongoing war between Russia and Ukraine, the current conflict in Israel, instability in the U.S. and international banking systems, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this November 2023 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Fourth Fiscal Quarter and Fiscal Year 2023 Financial Results
FOURTH QUARTER HIGHLIGHTS
•Net investment income (“NII”) of $5.3 million, or $0.36 per common share, for the fiscal quarter ended October 31, 2023. This compares to NII of $3.8 million, or $0.34 per common share, for the fiscal quarter ended July 31, 2023. The increase in net investment income per common share was primarily due to non-recurring income realized upon the repayment of a loan accumulation facility.
•Core net investment income (“Core NII”)1 of $9.1 million, or $0.62 per common share, for the fiscal quarter ended October 31, 2023. Core NII per common share of $0.62 was stable compared to the prior quarter. Total waterfall payments from collateralized loan obligation (“CLO”) equity investments for the fiscal quarter ended October 31, 2023 increased $0.5 million to $10.1 million, primarily driven by cash flows from issuers making their initial payments.
•NAV per common share of $7.55 as of October 31, 2023, a decrease of $0.47 from NAV of $8.02 as of July 31, 2023.
•During the fiscal quarter ended October 31, 2023, the earned income yield of our investment portfolio at amortized cost was 17.02%.
•During the fiscal quarter ended October 31, 2023, we issued 1,785,850 shares of common stock pursuant to our At-the-Market offering, for net proceeds of approximately $14.1 million, which enabled the growth of our investment portfolio at cost by $24.4 million, or 12.5%, compared to the prior quarter.
OTHER RECENT EVENTS
•On November 19, 2023, the Company redeemed all of the issued and outstanding shares of its 6.60% Series B Term Preferred Stock Due 2023, including the accumulated unpaid dividends, for approximately $3.0 million.
•On November 28, 2023, our board of directors (the “Board”) declared monthly all-cash distributions of $0.10 per common share for each of the three months in the quarter ending January 31, 2024. See additional information under “Distributions” below.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data) (unaudited)
	As of October 31, 2023	As of July 31, 2023
Investment portfolio, at fair value	$168.1	$147.1
NAV per common share	7.55	8.02

	For the Fiscal Quarter Ended
(Per common share)	October 31, 2023	July 31, 2023
Net investment income	$0.36	$0.34
Net unrealized depreciation on investments	(0.23)	(0.29)
Net earnings	$0.13	$0.05

Core NII — Non-GAAP[1]
Net investment income	$0.36	$0.34
CLO equity adjustments	0.26	0.28
Core NII	$0.62	$0.62
1 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity investments relative to income recognized in accordance with GAAP. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

PORTFOLIO AND INVESTMENT ACTIVITIES
As of October 31, 2023, the total fair value of our investment portfolio was approximately $168.1 million, which was equal to approximately 76.4% of amortized cost. We believe that our CLO equity investments continued to generate strong recurring cash flows notwithstanding the market volatility during the quarter. For the quarter ended October 31, 2023, our CLO equity cash flow yield was 23.57% based on amortized cost.

Portfolio Overview ($ in millions)	As of October 31, 2023	As of July 31, 2023
Investment portfolio, at fair value	$168.1	$147.1
Total number of portfolio companies	83	74
Weighted-average effective yield	14.16%	14.11%

	For the Fiscal Quarter Ended
Portfolio Activity ($ in millions)	October 31, 2023	July 31, 2023
CLO equity investments	$9.7	$3.9
CLO debt investments	21.9	6.4
Loan accumulation facility investments	4.9	0.6
Total investments	$36.5	$10.9
Weighted-average effective yield	16.62%	20.23%

	As of October 31, 2023
Portfolio Composition ($ in millions)	Cost	Fair Value
CLO equity investments	$171.9	$119.6
CLO debt investments	41.6	42.0
Loan accumulation facility investments	5.6	5.6
Other CLO equity-related investments	0.9	0.9
Total investments	$220.0	$168.1
RESULTS OF OPERATIONS
Interest Income
During the fiscal quarter ended October 31, 2023, interest income increased by $1.9 million to $9.1 million compared to the prior quarter. The increase in interest income was primarily due to non-recurring income realized upon the repayment of a loan accumulation facility, as well as an 8.4% increase in the average total investments, at cost, compared to the prior quarter.
Expenses
During the fiscal quarter ended October 31, 2023, total expenses increased by $0.4 million to $3.7 million compared to the prior quarter, primarily due to an increase of $0.4 million in incentive fees, corresponding to the increase in net investment income.
Net realized and unrealized gain (loss)
During the fiscal quarter ended October 31, 2023, net change in unrealized depreciation of $3.3 million was primarily due to broader declines in CLO equity pricing net of payments received over the quarter, which was primarily driven by an increase in defaults and negative credit trends in the loan market.

DISTRIBUTIONS
On November 28, 2023, our Board declared monthly cash distributions on shares of our common stock for each of the three months in the quarter ending January 31, 2024. The following schedule applies to distributions for common stockholders of record on the close of business of each specific record date:

Month	Record Date	Payable Date	Cash Distribution Per Common Share
November 2023	December 22, 2023	December 29, 2023	$0.10
December 2023	December 22, 2023	December 29, 2023	$0.10
January 2024	January 24, 2024	January 31, 2024	$0.10
Dividend Reinvestment Plan – DRIP Shares Issued at 95% of Market Price
On June 1, 2023, our Board approved an amended and restated dividend reinvestment plan (the “Amended DRIP”). For stockholders participating in the Amended DRIP, the number of shares to be issued to a stockholder in connection with any distribution will be determined by dividing the total dollar amount of the distribution payable to such stockholder by an amount equal to ninety five percent (95%) of the market price per share of common stock at the close of regular trading on the Nasdaq Capital Market on the valuation date fixed by the Board for such distribution.

OFS Credit Company, Inc.
Statement of Assets and Liabilities

As of October 31, 2023
Assets:
Investments, at fair value (amortized cost of $219,978,627)	$168,097,728
Cash	16,781,214
Interest receivable	833,143
Other assets	221,190
Total assets	185,933,275

Liabilities:
Preferred stock (net of deferred issuance costs of $1,233,179)	62,766,821
Payable to adviser and affiliates	2,772,467
Other liabilities	205,000
Total liabilities	65,744,288

Net assets	$120,188,987

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 15,917,015 shares issued and outstanding	$15,917
Paid-in capital in excess of par	163,082,987
Total accumulated losses	(42,909,917)
Total net assets	$120,188,987

Net asset value per common share	$7.55

OFS Credit Company, Inc.
Statements of Operations

	Three Months Ended	Year Ended
	October 31, 2023	October 31, 2023
	(unaudited)
Investment income:
Interest income	$9,079,506	$30,696,392

Operating expenses:
Interest expense	1,021,241	4,084,965
Incentive fees	1,332,506	4,158,538
Management fees	815,223	2,984,585
Administration fees	315,464	1,207,374
Professional fees	184,380	820,697
Excise tax provision (benefit)	(84,547)	145,453
Other expenses	165,216	660,630
Total operating expenses	3,749,483	14,062,242

Net investment income	5,330,023	16,634,150

Net realized and unrealized loss:
Net change in unrealized depreciation on investments	(3,335,586)	(18,522,509)
Net realized and unrealized loss	(3,335,586)	(18,522,509)

Net increase (decrease) in net assets resulting from operations	$1,994,437	$(1,888,359)

Supplemental Information Regarding Core Net Investment Income
We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity investments relative to income recognized in accordance with GAAP. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results, and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current amortized cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).
Furthermore, in order for the Company to continue to qualify for tax treatment as a regulated investment company, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until our tax returns are prepared after the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.
The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended October 31, 2023 and July 31, 2023 (unaudited):

	For the Fiscal Quarter Ended October 31, 2023		For the Fiscal Quarter Ended July 31, 2023
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$5,330,023	$0.36	$3,848,565	$0.34
CLO equity adjustments	3,798,856	0.26	3,160,851	0.28
Core NII	$9,128,879	$0.62	$7,009,416	$0.62

The following table provides a reconciliation of GAAP NII to Core NII for the fiscal years ended October 31, 2023 and 2022 (unaudited):

	For the Fiscal Year Ended October 31, 2023		For the Fiscal Year Ended October 31, 2022
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$16,634,150	$1.46	$13,048,495	$1.58
CLO equity adjustments	9,176,823	0.80	9,144,817	1.11
Core NII	$25,810,973	$2.26	$22,193,312	$2.69

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus supplement our annual report on Form N-CSR for the fiscal year ended October 31, 2023 (filed with the SEC on December 11, 2023). Any statement contained in such annual report on Form N-CSR shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or supersedes such statement in such annual report on Form N-CSR.